Exhibit 4
                                                                       ---------

                              WPP GROUP plc ("WPP")


          WPP announces that on 27 November 2006 it acquired 150,000 of its own ordinary shares of 10p each for cancellation. The shares were acquired at a price of 671.4626p per share.